Mail Stop 5546

January 23, 2008

Via U.S. Mail and Facsimile (518-798-3625)

Vincent Bucci
Chairman of the Board
AngioDynamics, Inc.
603 Queensbury Avenue
Queensbury, NY 12804

> **Re:** **AngioDynamics, Inc.**
> **Form 10-K for the Fiscal Year Ended June 2, 2007**
> **Filed August 14, 2007**
> **Response Letter Dated December 21, 2007**
> **File No. 0-50761**

Dear Mr. Bucci:

We refer you to our comment letter dated December 11, 2007 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Peggy Fisher
Assistant Director
Division of Corporation Finance